AB


SEC MAIL PROCESSING
RECEIVED
NOV 2 6 2010
WASH, D.C.
189
SECTION


10032768

SEC[illegible] [illegible]ISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 31274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10.01.09 (MM/DD/YY) AND ENDING 09.30.10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beacon Hill Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Water Street, 3rd Floor
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert F. Johnston 617-973-6900 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael + Raphael LLP
(Name – *if individual, state last, first, middle name*)

52 Church Street (Address) Boston, (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, Robert F. Johnston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beacon Hill Financial Corporation, as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO / Managing Director
Title

Katherine A. Rowe
Notary Public



KATHERINE A. ROWE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
April 9, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of

Beacon Hill Financial Corporation

September 30, 2010



Raphael *and* Raphael LLP
Certified Public Accountants and Consultants



Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116


SEC MAIL PROCESSING
RECEIVED
NOV 2 6 2010
WASH. D.C.
189
SECTION

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Beacon Hill Financial Corporation

We have audited the accompanying statements of financial condition of Beacon Hill Financial Corporation as of September 30, 2010 and 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Beacon Hill Financial Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beacon Hill Financial Corporation as of September 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
November 17, 2010

BEACON HILL FINANCIAL CORPORATION

Statements of Financial Condition
As of September 30, 2010 and 2009

		2010		2009
ASSETS				
Cash and Cash Equivalents	$	2,018,512	$	755,367
Accounts Receivable		40,804		882,491
Privately Held Securities		2,268,621		107,618
Marketable Securities		70,829		1,903,669
Investment in Privately Held Limited Partnerships		564,762		1,050,205
Depreciable Assets, Net of Accumulated Depreciation and Amortization		26,426		29,606
Taxes Refundable		-		6,615
Federal Tax Deposit		43,442		210,491
Other Assets		294,209		269,135
TOTAL ASSETS	$	5,327,605	$	5,215,197
LIABILITIES AND STOCKHOLDER'S EQUITY				
LIABILITIES:				
Accounts Payable	$	7,808	$	9,840
State Tax Payable		1,000		-
TOTAL LIABILITIES		8,808		9,840
STOCKHOLDER'S EQUITY:				
Common Stock		11,500		11,500
Retained Earnings		5,307,297		5,193,857
TOTAL STOCKHOLDER'S EQUITY		5,318,797		5,205,357
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	5,327,605	$	5,215,197

The accompanying notes are an integeral part of these financial statements.

BEACON HILL FINANCIAL CORPORATION

Statements of Income
For The Years Ended September 30, 2010 and 2009

	2010	2009
REVENUE	$ 1,074,281	$ 1,908,566
OPERATING EXPENSES:		
Employee Compensation	882,836	1,066,403
Office and Other Operating Expenses	265,155	296,022
Travel and Entertainment	90,837	91,150
TOTAL OPERATING EXPENSES	1,238,828	1,453,575
INCOME/(LOSS) BEFORE OTHER INCOME AND TAXES	(164,547)	454,991
OTHER INCOME:		
Equity in Income/(Loss) from Privately Held Limited Partnerships	(85,685)	7,251
Income/(Loss) from Marketable Securities, Money Market Instruments and Other Investments	363,672	(16,966)
TOTAL OTHER INCOME (LOSS)	277,987	(9,715)
INCOME BEFORE TAXES	113,440	445,276
INCOME TAX EXPENSE:		
Deferred State Taxes	-	92,000
TOTAL INCOME TAX BENEFIT	-	92,000
NET INCOME	$ 113,440	$ 537,276

The accompanying notes are an integeral part of these financial statements.

BEACON HILL FINANCIAL CORPORATION

Statement of Changes in Stockholder's Equity
For The Years Ended September 30, 2010 and 2009

	Common Stock	Retained Earnings
BALANCE AT OCTOBER 1, 2008	11,500	$ 7,656,581
Add - Net Income	-	537,276
Less - Dividends Paid	-	(3,000,000)
BALANCE AT SEPTEMBER 30, 2009	11,500	5,193,857
Add - Net Income	-	113,440
Less - Dividends Paid	-	-
BALANCE AT SEPTEMBER 30, 2010	11,500	$ 5,307,297

The accompanying notes are an integeral part of these financial statements.

BEACON HILL FINANCIAL CORPORATION

Statements of Cash Flows
For The Years Ended September 30, 2010 and 2009

	2010	2009
Cash Flows from Operating Activities:		
Net Income	$ 113,440	$ 537,276
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	8,645	29,847
Distributions/(Equity) from Limited Partnerships in Excess of Equity/(Distributions)	485,443	(5,378)
Unrealized (Gain)/Loss on Securities	(399,495)	34,385
Loss on Worthless Securities	71,332	-
Decrease (Increase) in:		
Accounts Receivable	841,687	21,671
Taxes Refundable	6,615	(4,969)
Federal Tax Deposit	167,049	382,831
Other Assets	(25,074)	9,759
Increase (Decrease) in:		
Accounts Payable	(2,032)	(8,351)
State Taxes Payable	1,000	-
Deferred Income Taxes	-	(92,000)
Total Adjustments	1,155,170	367,795
Net Cash Provided by Operating Activities	1,268,610	905,071
Cash Flows from Investing Activities:		
Capital Expenditures	(5,465)	(13,003)
Net Cash Used in Investing Activities	(5,465)	(13,003)
Cash Flows from Financing Activities:		
Dividends Paid	-	(3,000,000)
Net Cash Used in Financing Activities	-	(3,000,000)
Net Decrease in Cash and Cash Equivalents	1,263,145	(2,107,932)
Cash and Cash Equivalents at Beginning of Year	755,367	2,863,299
Cash and Cash Equivalents at End of Year	$ 2,018,512	$ 755,367

The accompanying notes are an integeral part of these financial statements.

BEACON HILL FINANCIAL CORPORATION

Notes to Financial Statements
September 30, 2010 and 2009

Note 1 - THE COMPANY:

Beacon Hill Financial Corporation (the Company) is based in Boston, Massachusetts. However, it has no geographical limits on its operations. The Company's primary activity is placing private securities with institutional investors. It is a registered broker/dealer, and accordingly, is subject to the governing rules and regulations of the Financial Industry Regulatory Authority (FINRA) as well as certain other regulatory agencies. Revenues may be affected by, among other things, the overall activities of the financial markets.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition

A principal source of operating revenues is placement fees for obtaining suitable investors for certain client investment syndications, and general consulting fees. The Company recognizes revenues from referral fees when prospective investors have given formal indication of their intent to commit investment funds, when substantially all contingencies relating thereto have been satisfied, and when such fees are payable pursuant to the underlying agreement with the client. Under certain contractual arrangements fees and other income described above received in prior year may be reclaimed by and become refundable to the client if certain performance benchmarks are not achieved by the underlying fund. Such amount is recognized as a reduction in revenue in the year the fees become refundable. Consulting fees are recognized at such time as the fees are payable under the consulting agreement. Net income from partnership interests is recognized under policies more fully described in Note 4.

Depreciable Assets

Depreciable assets consisted of the following:

	2010	2009
Equipment and Office Furniture	$ 258,447	$ 252,982
Automobiles	91,035	91,035
Leasehold improvements	293,110	293,110
Accumulated Depreciation	(616,166)	(607,521)
	$ 26,426	$ 29,606

Depreciable assets are recorded at cost. Major additions and improvements are capitalized, while ordinary expenditures for maintenance and repairs are charged to expenses as incurred. Depreciation is generally provided for on a straight line basis using estimated lives of 5 to 10 years for furniture and equipment; and 5 years for automobiles. Leasehold improvements are amortized over 7 years. Depreciation and amortization expense for the years ended September 30, 2010 and 2009 were $8,645 and $29,847, respectively.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES - Continued:

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Such investments are stated at cost, which approximates fair market value.

Valuation of Investments

Investments are presented at fair value in the financial statements. These valuations are determined in good faith by Management. In making these valuations, Management takes into account the cost of the investments to the Company and significant events affecting the issuer.

Marketable Securities traded in public markets are valued at the closing price quoted at the valuation date.

The investments with no readily available market are primarily made under agreements which may be subject to certain restrictions. The values of these investments are based upon cost and are adjusted for certain triggering events, which management believes reasonably estimates the fair market value as of September 30, 2010 and 2009. The Company's estimate of fair value may differ significantly from the values that would have been used had a readily available market value for the investments existed. Due to this lack of readily available market values, this difference may be material.

Use of Management Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Accounts Receivable

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end.

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but that could affect the amounts or disclosures in the financial statements. Management has evaluated subsequent events through the date that the financial statements are available to be issued, which is the date noted at the bottom of the auditor's report.

BEACON HILL FINANCIAL CORPORATION

Notes to Financial Statements
September 30, 2010 and 2009

Note 3 - SECURITIES:

Marketable securities consisted of the following:

	2010		2009	
	Cost	Market	Cost	Market
Common Stock	$25,000	$70,829	$1,154,785	$1,903,669

Marketable securities are recorded at fair value based on closing prices on public security exchanges. Net income from marketable securities includes interest, dividends, realized gains and changes in unrealized appreciation/depreciation of investments. Realized gains are calculated based on the average cost of securities sold. Losses on worthless securities during the years ended September 30, 2010 and September 30, 2009 were $19,694 and $0, respectively. The net unrealized gain/(loss) reflected in the Statement of Income for the years ended September 30, 2010 and 2009 was $45,829 and ($34,385), respectively.

During the year ended September 30, 2009, the shares of Care U.K. Plc, one of the common stock holdings, were traded on a foreign stock exchange and were subject to substantial legal restrictions on transfer and sale. During the year ended September 30, 2010, Care U.K. Plc was purchased by a privately held company. As of September 30, 2010, these shares were not redeemed. This security is reflected on the September 30, 2010 Statement of Financial Condition as a privately held security.

In prior years, the Company agreed to accept certain securities of privately held companies as payment of fees for services rendered. There is no public market for such securities and accordingly, they may not be readily disposable. Losses on worthless securities during the years ended September 30, 2010 and September 30, 2009 were $51,638 and $0, respectively. The net unrealized gain/(loss) reflected in the Statement of Income for the years ended September 30, 2010 and 2009 was $353,666 and $0, respectively. There were no proceeds received during the years ended September 30, 2010 and September 30, 2009. Management believes that the carrying value of $2,268,621 and $107,618 approximates its fair value for September 30, 2010 and September 30, 2009, respectively.

Note 4 - INVESTMENT IN PRIVATELY HELD LIMITED PARTNERSHIPS:

In the past, the Company has received special profits interests in privately held limited partnerships in consideration for efforts expended in forming the partnerships. In most cases, the Company invested only nominal amounts in these partnership interests. Since the partnership interests had no public market and any return is contingent on future profitability of the partnerships, the initial acquisitions have been recorded at estimated value of $1, plus any actual cash invested.

The Company accounts for its investments in limited partnerships using the equity method. Specific ownership accounts are maintained by the limited partnerships. In general, the Company will recognize its distributive share of partnership income for the partnership year ending within its fiscal year, generally in December. Thus, recognized income for fiscal years ended September 30, 2010 and 2009 are based on partnership results of operations for the years ended December 31, 2009 and 2008, respectively. Due to various uncertainties surrounding the determination and distribution of income from the foreign partnership, income is recognized at the time it is actually received. In addition, certain partnerships may make distributions, in excess of their carrying values in cash or securities, of income realized subsequent to December 31, but prior to the end of the company's September fiscal year end. In such cases, the Company will recognize such amounts as income when received. Condensed information from the partnerships at September 30, 2010, is not currently available.

One of the partnerships contains a provision for escrowing 20% of distributions due to potential refunds if certain performance benchmarks are not achieved by the underlying fund. The amount escrowed by this partnership is approximately $275,000 which is reflected in the "Investment in Privately Held Limited Partnerships" in the Statement of Financial Conditions.

The Company has both direct and indirect holdings in the privately held limited partnerships. The percentage owned directly and indirectly varies from less than 1.5% to 7.5%

Net income from partnerships consisted of the following elements:

	2010	2009
Distributive share of income/(losses) for partnership years ended December 31:		
2009	$ (85,685)	$
2008		7,251
Cash distribution of 2009 partnership income received before September 30, 2009		
Cash distribution of 2010 partnership income received before September 30, 2010		
Income from foreign partnership		
	$ (85,685)	$ 7,251



Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

Note 5 - FAIR VALUE MEASUREMENTS:

Generally accepted accounting principles require additional disclosures about fair value measurements, establishing a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the reliability of inputs to the valuation of the Company's investments. The three levels are defined as follows:

Level 1 - Valuations based on quoted prices for identical securities in active markets
Level 2 - Prices determined using other significant observable inputs
Level 3 - Valuations based on inputs that are unobservable and significant

The following is a summary of the inputs used in valuing the Company's investments at value:

Asset Valuation Inputs	September 30, 2010 Securities	September 30, 2009 Securities
Level 1 - Quoted Prices	$2,314,450	$1,903,669
Level 2 - Other Significant Unobservable Inputs		
Level 3 – Significant Unobservable Inputs	25,000	107,618

	Fair Value Measurements Using Significant Unobservable Inputs	
	September 30, 2010 Level 3 Securities	September 30, 2009 Level 3 Securities
Beginning Balance	$ 107,618	$ 107,618
Total Unrealized Gains or Losses Reported in Earnings		
Reclass to Level 1	(30,980)	
Worthless Securities	(51,638)	-
Ending Balance	$ 25,000	$ 107,618

Note 6 - PROFIT SHARING:

The Company has adopted a qualified profit sharing plan covering all persons employed by the Company for 1,000 hours during its fiscal year and who have completed one year of service. Corporate contributions to the plan are based solely on the discretion of the board of directors, subject to applicable limitations of the Internal Revenue Code as then in effect. The Company made no contributions for the years ended September 30, 2010 and 2009.

Note 7 - INCOME TAXES:

For tax purposes, the Company reports on the cash basis of accounting, which generally recognizes income when received and expenses when paid. Certain investments in Care U.K. Plc securities described in Note 3 as well as other securities were received as distributions from investee partnerships, which were not taxable currently. Accordingly, such securities will assume a nominal basis for income tax purposes and gain will be recognized as and when they are sold or exchanged in a taxable transaction.

The Company has elected to be an S Corporation for federal income tax purposes. Under those provisions, it generally will not be subject to federal or Massachusetts taxes on its taxable income. Instead, the stockholder is liable for federal and Massachusetts taxes on such income. However, in years when corporate gross taxable income exceeds $6,000,000, the Company is additionally liable for a corporate level state tax at a rate of 3% to 4% of net taxable income. The Company was not subject to such tax in the years ended September 30, 2010 and 2009.

In prior years, the Company provided for deferred Massachusetts taxes on timing differences expected to reverse in future years in which the Company will exceed the gross income threshold of $6,000,000 and therefore was subject to a corporate level tax in Massachusetts. Such differences primarily related to cash versus accrual basis revenue recognition, the difference between book basis and tax basis of certain securities, and changes in unrealized gains and losses on securities. Taxes are provided based upon the expected tax rate to be in effect in the years when such timing differences reverse. During the year ended September 30, 2009, the deferred asset account was written off due to the fact that the Company does not expect annual gross income to exceed the threshold of $6,000,000.

Pursuant to provisions of the Internal Revenue Service Code, the Company is required to make refundable tax deposits in order to maintain a September 30 fiscal year. Pursuant to these provisions, the Company has already made deposits of $43,442.

Management estimates that S Corporation tax impact on the shareholder will require a significant portion of net income to be distributed to the shareholder as dividends in future years.

Note 8 - FINANCIAL INSTRUMENTS:

The carrying value of financial instruments such as cash, trade receivables and payables approximate their fair market values, based on the short term maturities of these instruments. The Company places its cash and short term investments in what management believes to be high credit quality institutions. Frequently such investments are in excess of the FDIC insurance limit.

Note 9 - SETTLEMENT WITH FORMER OFFICER/EMPLOYEE:

On December 11, 1998, in settlement of certain claims regarding compensation due a former officer/employee of the corporation, the Company agreed to divide certain future partnership income. The Company will retain between 80% and 90% of such income, depending upon the contract and the partnership involved. The right to receive such future revenues is subject to a security agreement between the parties.

Note 10 - COMMITMENTS AND TRANSACTIONS WITH RELATED PARTIES:

The company has entered into an operating lease with an entity in which the shareholder owns approximately a 15% interest. This lease has been extended during the current fiscal year. The extended lease expires on November 30, 2013. The Company reflected approximately $119,000 and $124,000 in rent and operating escalation expense for its Boston location for the years ended September 30, 2010 and 2009, respectively. Future minimum payments including escalation expenses, by year and in aggregate under non-cancelable operating leases approximate the following at September 30, 2010.

Year ending September 30, 2011	121,720
2012	121,720
2013	121,720
2014	20,290
Total	$ 385,450

Other assets include a receivable from the shareholder of approximately $52,000 and $47,000 as of September 30, 2010 and 2009, respectively.

Note 11 - CONCENTRATIONS:

Substantially all of the Company's operating income is from one customer which accounts for 37% of revenue.

Note 12 - NET CAPITAL REQUIREMENTS:

Beacon Hill Financial Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, and that net capital shall in no event fall below $5,000. At September 30, 2010, the Company had net capital of $2,009,704 which was $2,004,704 in excess of minimum net capital required of $5,000.

BEACON HILL FINANCIAL CORPORATION

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2010

NET CAPTIAL:		
Total Stockholder's Equity Qualified for Net Capital		$ 5,318,797
Deductions and/or Charges:		
Non-allowable Assets:		
Accounts Receivable	$ 40,804	
Investments in Privately Held Limited Partnerships	564,762	
Depreciable Assets	26,426	
Other Assets	337,651	
Marketable Securities	2,314,459	
Investments in Privately Held Securities	24,991	
Total Non-allowable Assets		(3,309,093)
Net Capital		$ 2,009,704
AGGREGATE INDEBTEDNESS:		
Accounts Payable	$ 8,808	
Total Aggregate Indebtedness		$ 8,808
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Calculated Net Capital Required Versus Aggregate Indebtedness		$ 587
Minimum Dollar Net Capital Requirement		5,000
Excess Net Capital		$ 2,004,704

BEACON HILL FINANCIAL CORPORATION

Schedule I- Continued
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2010

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17a-5 as of September 30, 2010)

Net Capital as Reported in Company's Part IIA FOCUS Report		$ 2,010,884
Audit Adjustments for:		
Audit adjustments	(1,180)	
		(1,180)
Net Capital per Previous Page		$ 2,009,704

BEACON HILL FINANCIAL CORPORATION

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 and
Information for Possession or Control Requirement Under Rule 15c3-3
of the Securities and Exchange Commission
As of September 30, 2010

Beacon Hill Financial Corporation is exempt under Rule 15c3-3-k(2)(i) of the Securities and Exchange Commission. The Company is not subject to the possession and control requirement.





Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

To the Stockholder of Beacon Hill Financial Corporation
120 Water Street
Boston, MA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from October 1, 2009 to September 30, 2010, which were agreed to by Beacon Hill Financial Corporation. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Beacon Hill Financial Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Beacon Hill Financial Corporation's management is responsible for the Beacon Hill Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the period October 1, 2009 to September 30, 2010, with the amounts reported in Form SIPC-7T for the period from October 1, 2009 to September 30, 2010, see revenues noted for this period on the attached schedule;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, as noted in attached schedule

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC - 7T on which it was originally computed as noted on the attached schedule.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

November 17, 2010

BEACON HILL FINANCIAL CORPORATION
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDING SEPTEMBER 30, 2010

Total revenue	$ 1,352,268
Additions:	
Net loss from securities in investment accounts	85,685
Total additions	$ 85,685
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	0
Revenues from commodity transactions	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
Net gain from securities in investment accounts	0
100% commissions and markups earned from transaction in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	0
Other	0
Total deductions	$ 0
SIPC NET OPERATING REVENUES	$1,437,953
GENERAL ASSESSMENT @ .0025 (MINIMUM $150)	$ 3,594

See Accountant's Report

BEACON HILL FINANCIAL CORPORATION
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDING SEPTEMBER 30, 2010

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			$ 3,594
Less Payments Made:			
	Date Paid	Amount	
	4/20/10	$ 3,315	
	10/26/10	569	(3,884)
Prior Year Overpayment			(191)
Interest on late payment(s)			$ 0
Total Assessment Balance or (Overpayment)			$ (481)
Overpayment from Form SIPC 7T			$ (481)

See Accountant's Report

Raphael *and* Raphael LLP
Certified Public Accountants and Consultants



Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

To the Stockholder of
Beacon Hill Financial Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Beacon Hill Financial Corporation for the year ended September 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered Beacon Hill Financial Corporation's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Beacon Hill Financial Corporation internal control. Accordingly, we do not express an opinion on the effectiveness of Beacon Hill Financial Corporation's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Beacon Hill Financial Corporation including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Beacon Hill Financial Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Beacon Hill Financial Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Beacon Hill Financial Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can

be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Beacon Hill Financial Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Beacon Hill Financial Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
November 17, 2010

Raphael and Raphael LLP
Certified Public Accountants and Consultants

Boston, Massachusetts 02116
Tel: (617) 357-0100
Fax: (617) 542-0034
info@rrllp.com